EXHIBIT 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Thomson Reuters Corporation (the “Corporation”) on Form 6-K for the period ended September 30, 2014, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Stephane Bello, Executive Vice President and Chief Financial Officer of the Corporation, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: October 31, 2014

/s/ Stephane Bello
Stephane Bello
Executive Vice President and Chief Financial Officer

A signed original of this written statement has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.